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KIRSTEN S. LINDER

kirsten.linder@dechert.com
+1 617 728 7109 Direct
+1 617 275 8396 Fax

February 28, 2017

Lisa Larkin, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 226 to the Registration Statement (the “Registration Statement”) of Russell Investment Company (Filed on December 9, 2016)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates and me in a telephonic discussion on January 24, 2017 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 9, 2016. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

1.	Comment:	Please confirm supplementally that the Registration Statement complies, to the extent applicable, with Division of Investment Management Guidance Update 2016-06 (“IMGU 2016-06”) for purposes of the Department of Labor Fiduciary Rule.

	Response:	Registrant confirms that the Registration Statement complies, to the extent applicable, with IMGU 2016-06 for purposes of the Department of Labor Fiduciary Rule.

2.	Comment:	Please disclose supplementally how derivatives will be valued for purposes of the U.S. Core Equity Fund’s 80% test.

	Response:	Registrant notes that the derivatives in which the U.S. Core Equity Fund invests are treated as cash and therefore are excluded from the Fund’s 80% policy, except for futures based on equity indices

Lisa Larkin, Esq.
February 28, 2017

which are valued based on market value for purposes of the Fund’s 80% policy. Registrant believes that this represents a more conservative approach than including all derivatives in the 80% calculation, as it relies on investments other than derivatives in order to comply with the policy.

3.	Comment:	Please consider including risk disclosure regarding the implications for the Funds of the United Kingdom’s decision to leave the European Union, popularly known as “BREXIT”, where necessary.

	Response:	Registrant notes that, where applicable, “BREXIT” risk is currently disclosed as part of the “Foreign Investments – Investment in Foreign Securities” risk factor. Registrant believes that this disclosure is clear and sufficient for current and potential investors to understand the risks of BREXIT. Accordingly, no changes have been made in response to this comment.

4.	Comment:	The Staff notes that the Emerging Markets Fund’s “Principal Investment Strategies” section states that the “[t]he Fund may invest in other investment companies and pooled investment vehicles.” Please clarify supplementally the difference between “pooled investment vehicles” and “other investment companies.”

	Response:	Registrant considers investment companies to be a sub-set of investments within pooled investment vehicles. In addition to investment companies, Registrant considers real estate investment trusts (“REITs”), master limited partnerships (“MLPs”) and collateralized loan obligations (“CLOs”) to be pooled investment vehicles.

5.	Comment:	Please confirm that “New Fund Risk” continues to apply to each Fund for which it is listed as a risk factor.

	Response:	Registrant confirms that “New Fund Risk” has been removed as a risk of each Fund for which it no longer applies.

6.	Comment:	The Staff notes that the Commission has issued proposed rulemaking (“Use of Derivatives by Registered Investment Companies and Business Development Companies.” 80 Fed. Reg. 80.844 (Dec. 28, 2015)) and associated guidance regarding mutual

Lisa Larkin, Esq.
February 28, 2017

funds’ use of derivatives, such as total return swaps. Please acknowledge that Registrant is aware that the Commission is undertaking a review of the use of derivatives by mutual funds and that the Commission could issue a new rule or guidance relating to mutual funds’ use of derivatives, such as total return swaps, which could impact the manner in which a fund operates.

	Response:	Registrant is aware that the Commission is undertaking a review of the use of derivatives by mutual funds and that new rulemaking or guidance related to a mutual fund’s use of derivatives, including total return swaps, could impact the manner in which a fund operates.

7.	Comment:	Please confirm supplementally that if the Global Opportunistic Credit Fund writes credit default swaps, it will segregate the full notional amount.

	Response:	Registrant confirms that if the Global Opportunistic Credit Fund writes credit default swaps with physical settlement, it is currently the policy of the Fund to “cover” such positions or identify liquid assets (consistent with SEC Staff positions with respect to Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”)) equal to the full notional value of such swaps minus any amounts owed to the Fund by the swap counterparty.

8.	Comment:	The Staff notes that the Global Opportunistic Credit Fund’s “Principal Investment Strategies” section states that the Fund may invest in convertible securities. If the Fund intends to invest in contingent convertible securities (“CoCos”), please consider what disclosure is appropriate, if any.

	Response:	Registrant notes that the “Convertible Securities” risk, which references CoCos, is currently included under the “Principal Risks of Investing in the Fund” portion of the risk/return summary section of the Global Opportunities Credit Fund’s prospectus. Additionally, Registrant notes that “Rights, Warrants and Convertible Securities” risk discussing CoCos is disclosed in the “RISKS” and “INVESTMENT STRATEGIES AND PORTFOLIO INVESTMENTS” sections of the Fund’s prospectus and SAI, respectively. Registrant believes that this current disclosure is clear and sufficient for current and potential investors to understand the risk of investing in CoCos. Accordingly, no changes have been made in response to this comment.

Lisa Larkin, Esq.
February 28, 2017

9.	Comment:	With respect to the Multi-Asset Growth Strategy Fund, the Staff notes that “Principal Investment Strategies” states that “[t]he Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.” Per Instruction 7 to Item 9(b)(1) of Form N-1A, please explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance.

Response:

Registrant has added the following as the second sentence of the Item 9 “High Portfolio Turnover Risk” for each Fund:

“These effects of higher than normal portfolio turnover may adversely affect Fund performance.”

10.	Comment:	Because the Global Equity Fund’s and Global Opportunistic Credit Funds’ names include the word “global,” please disclose that each Fund will invest at least 40%, but no less than 30%, of its assets in non-U.S. issuers.

Response:

Registrant believes that the disclosure concerning the intention of the Funds to invest outside the United States is consistent with Commission and staff guidance concerning the use of the term “global” in fund names. Footnote 42 to Investment Company Act Release No. 24828 clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the Commission] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Registrant believes that the Funds’ investment strategies conform to the guidance found in the above footnote. Each Fund’s principal investment strategy indicates that the Fund will invest its assets in non-U.S. securities, in particular by indicating, for instance, that the Funds will each invest “across the globe” and invest “at least 30%, and may invest up to 100%, of [their] assets in securities of issuers economically tied” to non-U.S. countries.

For these reasons, Registrant respectfully declines to make the proposed change.

Lisa Larkin, Esq.
February 28, 2017

11.	Comment:	The Staff notes that a portion of the Global Opportunistic Credit Fund’s net assets may be invested in junk bonds. Please confirm that the Fund will comply with the Commission’s position that, at the time of purchase, an open-end mutual fund registered under the 1940 Act have no more than 15% of the fund’s net assets invested in illiquid securities.

	Response:	Registrant confirms that the Funds have policies and procedures in place reasonably designed to ensure compliance with the 1940 Act’s 15% limitation on illiquid securities.

12.	Comment:	The Staff notes that the Global Opportunistic Credit Fund’s non-principal investment strategy indicates that the Fund may invest in sub-prime mortgage-backed securities (“MBS”). Please confirm supplementally whether any circumstances exist under which the Fund would invest without limit in sub-prime MBS.

	Response:	Registrant confirms that the Global Opportunistic Credit Fund does not currently expect to invest more than five percent (5%) of its net assets in sub-prime MBS.

13.	Comment:	Please confirm supplementally whether the Unconstrained Total Return Fund’s exposure to investments (such as CLOs) that rely on the exemptions from the definition of “investment company” provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act will exceed 15% of the Fund’s net assets. If so, please also discuss supplementally the Registrant’s and its board of director’s rationale for concluding that the Fund does not violate the Commission’s position that, at the time of purchase, an open-end mutual fund registered under the 1940 Act have no more than 15% of the fund’s net assets invested in illiquid securities.

	Response:	Registrant confirms that the Fund may invest without limitation in investments (including CLOs) that rely or do not rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. However, Registrant notes that an investment’s (including a CLO’s) exemption from (or the absence of an exemption from) the

Lisa Larkin, Esq.
February 28, 2017

definition of an investment company is not a material consideration underlying the decision of whether to invest in such instrument. As a result, the percentage of investments (including CLOs) in the Fund’s portfolio which are exempt under Sections 3(c)(1) and 3(c)(7) may vary over time. However, Registrant confirms that the Fund has policies and procedures in place reasonably designed to ensure compliance with the 1940 Act’s 15% limitation on illiquid securities.

14.	Comment:	Please confirm supplementally whether any Fund currently invests more than 15% of its net assets in privately-issued MBS.

	Response:	Based on a review of applicable records, Registrant confirms that, as of the date of this response, it is not aware of any Fund that invests more than 15% of the Fund’s net assets privately-issued MBS. Registrant notes that while the Funds may invest in privately-issued MBS without limitation (unless otherwise noted in a Fund’s investment strategy), such investment is subject to the Funds’ policies and procedures reasonably designed to ensure compliance with the 15% limitation on illiquid securities. Further, to facilitate current and prospective investor understanding of the risks associated with privately-issued MBS, Registrant has reviewed and confirmed that “Mortgage-Backed Securities” and/or “Privately-Issued Mortgage-Backed Securities” risks, as applicable, are included as a risk for each Fund which invests in such privately-issued MBS as part of its principal investment strategy.

15.	Comment:	Please confirm that the target allocations included in the Conservative Strategy Fund’s “Principal Investment Strategies” section are accurate.

	Response:	Registrant has revised its disclosure in response to this comment.

16.	Comment:	Please explain how the term “conservative” used in the Conservative Strategy Fund’s “Principal Investment Strategies” section is appropriate given the Fund’s exposure to certain asset classes, including junk bonds, master limited partnership interests and REITs.

	Response:	Registrant notes that, as currently disclosed in the Fund’s principal

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February 28, 2017

investment strategy, the Fund is considered “conservative” due to its investment objective and asset allocation to fixed income Underlying Funds. Registrant respectfully submits that, given the Fund’s relatively high asset allocation to fixed-income investments, the Fund’s strategy is consistent with a “conservative” strategy. Registrant believes that the current disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors regarding the nature and the risks associated with the Fund’s investments. Accordingly, no changes have been made in response to this comment.

Sincerely,

/s/ Kirsten S. Linder
Kirsten S. Linder

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze